March 17, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 7010

Attn.:    Rufus Decker, Accounting Branch Chief

Re:	Solar Thin Films, Inc. Form 10-KSB for the fiscal year ended December 31, 2007 Form 10-Q for the quarter ended September 30, 2008 File No. 001-13549

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 of Solar Thin Films, Inc. (the "Company") by letter dated February 27, 2009 to Mr. Robert Rubin, the Company's Chief Financial Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Comment:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response:

In the Company’s responses to the comments of the Commission which requests additional disclosures or other revisions to be made, the Company has showed the Commission what the revisions will look like in the form of a supplemental response included herein.  In addition, the Company confirms that such revisions will be included in its future filings with the Commission, including the Company’s future interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commitments and contingencies, page 25

2.	Comment:

We note your proposed revisions to your table of contractual obligations on page 26 in response to comment 7 from our letter dated December 10, 2008.  Please revise to disclose the following in a footnote to the table:

•	the amount of principal debt payments separate from estimated interest payments, and
•	the assumptions used in determining the estimated interest payments on your debt.

Response:

The Company proposes the following revision of its table and related footnotes:

	Debt obligations (1)	Interest on Debt obligations (2)	Operational Leases	Employment Agreements (3)	Total
2008	$1,500,000	$1,660,200	$249,600	$450,000	$3,859,800
2009	3,221,000	-	249,600	337,000	3,807,600
2010	-	-	249,600	112,500	362,100
2011	-	-	-	-	-
After 2012	-	-	-	-	-
Total	$4,721,000	$1,660,200	$748,800	$899,500	$8,029,500

(1)	Based on the assumption of demand cash payments by note holders.

(2)	Interest accrual at default rate of 10% per annum for debt obligations due in 2008. Debt obligations due in 2009 are interest free.

(3)	Base salary of the Company’s CEO and CFO.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7

3.	Comment:

We note your response to comment 11 from our letter dated December 10, 2008.  SAB Topic 11:B specifically indicates that if cost of sales excludes charges for depreciation of property, plant and equipment, the description of the line item should read somewhat as follows…“Cost of goods sold (exclusive of depreciation shown separately below)”.  Therefore, please revise your description of cost of sales on the face of your consolidated statements of operations in future filings as previously requested.  Since you do not include any portion of depreciation in your cost of goods sold, please also remove any references in the filing to gross profit margin.

Response:

The Company will revise its description of cost of sales on the face of its consolidated statements of operations in future filings, and it will remove the gross profit margin line item.  The following sets forth the Company’s proposed reporting format for its future filings:

Twelve months ended December 31, 2007 and 2006:

SOLAR THIN FILMS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues	$5,779,578	$2,426,954
Cost of sales (Exclusive of depreciation and amortization shown separately below)	4,779,962	1,766,806

4.	Comment:

We note your response to prior comments 2, 4 and 13 from our letter dated December 10, 2008 and have the following comments:

•
Please revise your disclosures to clarify the difference between product and contract sales or simply refer to equipment sales.  In this regard, your proposed revenue recognition policy begins “For revenue from product/contract sales (Equipment Sale)…”

•
You indicate that when you sell hardware equipment such equipment includes associated software.  You further indicate that this software is integrated into the equipment and controls the operation of the equipment.  Revise your disclosures to clarify, with reference to footnote 2 of SOP 97-2, whether the software is incidental to your equipment. If not, address the need to recognize revenue pursuant to the guidelines of SOP 97-2.

•
You indicate that hardware equipment has associated installation.  Please revise your revenue recognition policy to address this fact.  In this regard, we note your current policy that indicates you recognize revenue when delivery has occurred and that there was no impact from the implementation of EITF 00-21 as there were no multiple deliverable arrangements.  This policy appears to overlook the fact that you provide installations services.

•
We note that if you sell all of the hardware equipment necessary for a manufacturing plant, you recognize those revenues as equipment sales.  However, when “services sufficient to allow the customer to produce product meeting an agreed upon performance specification” are included in the contract, you will recognize revenue using the percentage of completion. Please further explain the nature of these services and with reference to paragraphs 12 through 15 of SOP 81-1, explain the appropriateness of using percentage of completion accounting.

Response:

For future reporting periods, the Company intends to split revenue into Equipment Sales and Factory Sales. While both are properly categorized as a single segment for purposes of reporting, management believes that separating revenue as such is useful to readers  of the Company’s financial statements since for Factory Sales - which are often (but not always) delivered under contract rather than purchase order - the Company assumes certain performance obligations and accordingly, receives commensurately higher margins.

For Equipment Sales, which include equipment and sometimes installation, the Company will further split revenue into product (pieces of equipment) and service (installation, i.e. labor) and report them separately. The Company will recognize the product portion (pieces of equipment) on shipment of discrete pieces of equipment or sub-systems of equipment, and the service portion (installation) on completion of the installation (documented by a customer sign-off).

For Factory Sales, which include an Equipment Sale (including installation) plus commissioning, the Company will split revenue into product (pieces of equipment) and service (installation and commissioning) and report them separately. The Company will recognize the product portion (pieces of equipment) on shipment and the service portion (installation and commissioning) on completion, respectively, of the installation (with customer sign-off) and the commissioning (passage of performance tests). The commissioning includes a range of consulting services necessary to successfully complete a performance test - for example training of management, engineering and production personnel, debugging of any outstanding equipment problems, initial oversight or support for vendor relations and purchasing, documentation and transfer of process knowledge, and potential co-management of the production line during the period of the performance test.

Accordingly, for both Equipment Sales and Factory Sales, revenue is reported only when discrete and measurable units of either equipment or labor are completed.

The Company also installs software into certain pieces of equipment.  The software is used solely in connection with operating the equipment and is not sold or marketed separately.  Once installed, the Company is not contractually obligated to update the software.  The production costs of such software are insignificant relative to the other development and production costs of the equipment.  The Statement of Position No. 97-2 is not applicable to such software because the software is deemed incidental to the equipment as a whole.  Although the software may be critical to the operations of the equipment, the software itself is not the focus of the marketing effort, nor is it what the customers perceive they are obtaining. The development and production costs of the software as a component of the cost of the equipment is incidental.

None of the Equipment Sales shipped out by the Company to its customers during 2008 included installation.  Accordingly, the Company would not have reported income any differently than was reported.

Equipment Sales shipped out to by the Company to its customers during 2007 primarily included installation. While the Company did not separate product revenue from service revenue as proposed above, it only recognized the full extent of the revenue upon completion of installation and customer sign-off.  The Company believes its revenue recognition was appropriate and in accordance with GAAP.  Also, it is substantially similar to and/or in line with what the Company proposes for future reporting periods.

While the Company has not separated "product" and "service" revenue in the past mainly due to the fact that the cost was far greater than the benefit, the Company proposes to follow the above revenue recognition policy for all future reporting periods. For example, the Company’s first Factory Sale was signed in 2008 and the first shipment (equipment) was completed in the fourth quarter of 2008. The Company will report such revenue as a Factory Sale with 100% of the fourth quarter revenue further detailed as “product” revenue. Revenue generated during the balance of the contract in 2009 will be reported as outlined above.

5.	Comment:

We note your response to comment 15 from our letter dated December 10, 2008.  Your Form 10-K disclosures and statements in your response letter seem to indicate that you have a limited number of customers that comprise a majority of your revenues.  Please explain the reasons why you have determined that it is impracticable to quantify the geographic information about revenues required by paragraph 38(a) of SFAS 131.  Your response also seems to indicate that you have long-lived assets in both the United States and Hungary.  It is unclear why it is impracticable for you to quantify the amount of long-lived assets located in the United States and in foreign countries as required by paragraph 38(b) of SFAS 131.

Response:

The Company will further present the segment information in its financials statements. The following sets forth the Company’s proposed reporting format for its future filings:

The Company's operations fall into one single product segment, photovoltaic thin film modules:  producing and/or installing and commissioning factory equipment that produces photovoltaic thin film modules. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. Consequently, the Company has one operating geographic location, Hungary. The performance of geographic operating segments is monitored based on net income or loss (after income taxes, interest, and foreign exchange gains/losses). The accounting policies of the segments are the same as those described in the summary of accounting policies in Note 1.  There are no intersegment sales revenues.

The following tables summarize financial information by geographic segment for the year ended December 31, 2007:

Geographic information for 2007

	Hungary	(Corporate)	Total

Total revenues	$5,779,578	-	$5,779,578

Depreciation	220,860	-	220,860

Interest income	434	58,691	59,125
Interest expense	(4,934)	(4,582,131)	(4,587,065)
Net interest expense	(4,500)	(4,523,440)	(4,527,940)

Debt acquisition cost	-	(395,837)	(395,837)
Research and development	-	(360,000)	(360,000)
Net loss	(735,848)	(8,011,947)	(8,747,795)

Fixed assets, net	595,030	-	595,030
Fixed asset additions	197,757	-	197,757
Deferred financing cost	-	100,704	100,704
Other assets	$7,682	$-	$7,682

Geographic information of revenues by customer’s location for 2007 and 2006

Country	Revenue 2007	Revenue 2006
United States of America	$5,779,578	$2,228,604
Hungary	-	198,350
Total	$5,779,578	$2,426,954

Note 5 - Note Payable, Other, page F-18

6.	Comment:

We note your response to comment 18 from our letter dated December 10, 2008.  Please confirm and revise your disclosures to clarify that there are no cross-default provisions related to your other outstanding debt.

Response:

The Company hereby confirms that there are no cross-default provisions related to its other outstanding debt. The Company will revise both its notes to the financial statements and liquidity section of its MD&A in future filings to disclose the foregoing.

Note 10 - Minority Interest and Put Liability, page F-26

7.	Comment:

We note your response to comment 19 from our letter dated December 10, 2008.

•
Please revise your disclosure to clarify the number of Solar Thin Power, Inc. shares you have agreed to re-acquire and the aggregate purchase price at which you agreed to acquire the shares. We note that pursuant to paragraph 15 of EITF D-98 if a security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.  However, you must disclose why it is not probable that the Solar Thin Power, Inc. shares will become redeemable.

•
Disclose the steps, if any, you have taken to register the shares of Solar Thin Power, Inc. With reference to these steps, please reassess your conclusion as of December 31, 2008 as to whether it is probable that these shares will become redeemable.  Address the need accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the Solar Thin Power, Inc. shares will become redeemable, if later) to their earliest redemption date or recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Solar Thin Power, Inc. shares to equal their redemption value at the end of each reporting period in accordance with paragraph 16 of EITF D-98.

Response:

The Company advises the Commission that it will respond to this comment number 7 prior to the filing of its annual report on Form 10-K for the year ended December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

8.	Comment:

Please address the above comments in your interim filings as well.

Response:

The Company confirms that it will address the above comments in its future interim filings as well.

Unaudited Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 8

9.	Comment:

We note your response to comment 24 from our letter dated December 10, 2008. Please revise your future filings, beginning with your Form 10-K for the year ended December 31, 2008, to include the disclosures required by paragraphs 17 and 18 of FASB Staff Position Nos. FAS 115-1 and FAS 124-1.  Please also revise your filings, including interim filings, to include an accounting policy footnote explaining how you evaluated your cost basis investments for any temporary or other than temporary impairments as of each period end. Refer to FSP FAS 115-1 and FAS 124-1.

Response:

The Company will revise its future filings with regards to its cost basis investments to comply with paragraphs 17 of 18 of FASB Staff Position Nos.  FAS 115-1 and FAS 124-1.  Specifically, the Company will disclose, as appropriate, the following:

a.	aggregate carrying amount of all cost-method investments;
b.	aggregate carrying amount of all cost-method investments that we did not evaluate for impairment;
c.
the fact that the fair value of a cost-method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and

i.	we determined, in accordance with paragraphs 14 and 15 of FASB 107, that it is not practicable to estimate the fair value of the investment, if applicable.

10.	Comment:

We note your proposed revisions to future filings in response to comment 27 from our letter dated December 10, 2008.  Please tell us how you accounted for the transfer of $500,000 in equity in CG Solar from RESI in partial satisfaction of the $1.3 million related party accounts receivable.  Please also tell us and disclose the extent to which the August 2008 settlement agreement indicates the timing and method of payment for the remaining $800,000 owed.

Response:

The Company advises the Commission that it will respond to this comment number 10 prior to the filing of its annual report on Form 10-K for the year ended December 31, 2008.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Rubin

Robert M. Rubin Chief Financial Officer

cc:	Jeanne Baker, Assistant Chief Accountant Lisa Haynes, Staff Accountant